December 21, 2007

Via EDGAR -- CORRES

Tim Buchmiller, Esq.
Senior Attorney
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re: Sierra Health Services, Inc.
Annual Report on Form 10-K/A
Filed April 30, 2007
File No. 001-08865

Dear Mr. Buchmiller:

Reference is made to your follow-up letter to me, dated December 7, 2007, containing a further comment of the Staff of the Securities and Exchange Commission (the “SEC" or the “Staff”) with respect to the above-referenced Form 10-K/A (the “2006 Form 10-K/A”) of Sierra Health Services, Inc. (“Sierra” or "we" or “us”).  Your December 7, 2007 letter responded to our letter dated September 26, 2007.

The Staff’s sole further comment in your December 7, 2007 letter is set out below, followed by our response.

SEC Comment:

1.
We have reviewed your response to prior comment 1.  We note from your disclosure under "Competitive Compensation Positioning in Relation to Our Market for Executive Talent" that you generally seek to maintain aggregate base salaries near the 50th percentile and aggregate target total remuneration (total direct compensation plus benefits and perquisites) at market competitive levels.  We also see your disclosure on page 11 that the actual realized total cash compensation (base salary plus annual bonus) given to your 2005 NEOs was between the 65th percentile and about the 80th percentile, based on a one-year and a three-year average view, and that the three-year stock compensation gains realizable by your fiscal 2005 NEOs was at the 78th percentile.  In your future filings, as applicable, please discuss and analyze the extent to which actual compensation for your named executive officers in the last completed fiscal year was outside the ranges you have targeted and provide analysis as to why.

Response:

We will in future filings, as applicable, make clear that, while we set total target remuneration levels and the level of particular elements of compensation with a view to market positioning (for example, at the 50th percentile), for the performance-based components the actual amount paid may be substantially above or below that target compensation level.  The target payment levels would be payable for achievement of target level performance, but we also set payout amounts for performance-based components at higher and lower levels than the target level for achievement of performance above or below the target level.  This is of course a key aspect of our executive compensation program, and we explained it in some detail in our Form 10-K/A.

We will explain this in any future filing, as applicable, and will make it clear why the actual compensation amounts paid out or realizable by executives from equity-based awards are higher or lower than the original "target" amount of compensation.  However, for a just-completed fiscal year, in most cases we do not have available information as to where in the relevant competitive pay ranges the ultimate compensation paid or realized by executives falls for that year (because information for other companies does not become available until some time after that proxy season).  As disclosed in our Form 10-K/A, occasionally (but not necessarily annually) the Compensation Committee gathers and reviews information as to how actual payouts (rather than target amounts) compare to industry and peer group averages, to ensure that pay and performance are aligned and reasonable under our compensation program.  We provided information in our Form 10-K/A on the latest such review, and would expect to do so again whenever a review is recent enough to provide meaningful information.

We view the essence of your comment to make the valid point that we must explain the reasons supporting the Compensation Committee's decisions in establishing the range of amounts – above and below the target amounts -- payable for varying performance. And, of course, we must explain how actual performance resulted in the amounts actually realized.  We will certainly do so in any applicable future filing.  If and to the extent that the Committee uses benchmarking data in setting the variable levels of compensation (that is, the payout amounts above and below target levels) and the specified performance levels that would trigger those variable payments, we would explain that as well.

If you have any questions or comments regarding our response, please feel free to call me at (702) 242-7189.

Sincerely,

/s/ Frank E. Collins
Frank E. Collins
Senior Executive Vice President – Legal and Administration, and Secretary
Sierra Health Services, Inc.

cc           Charles L. Ruthe
(Chairman, Compensation Committee)

Anthony M. Marlon
Marc R. Briggs
(Sierra Health Services, Inc.)